EXHIBIT 99.01

Chunghwa Telecom to participate in investor conference held by Bank of America Merrill Lynch

Date of events: 2017/03/16

Contents:

1.Date of the investor conference:2017/03/21~2017/03/22

2.Time of the investor conference:10:00 a.m.

3.Location of the investor conference: Taipei

4.Brief information disclosed in the investor conference: The conference will be held by Bank of America Merrill Lynch

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None